Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2002	2001	2000	1999	1998

Fixed charges, as defined:
Interest on long-term debt	$486	$351	$323	$233	$203
Interest on short-term debt and other interest	71	44	64	47	33
Amortization of debt discount, expense and premium - net	25	17	5	4	2
Interest on capital lease obligations
Charged to expense			4	9	8
Capitalized				1	2
Estimated interest component of operating rentals	39	36	25	20	18
Preferred stock dividends of subsidiaries on a pre-tax basis	79	64	31	30	31

Total fixed charges	$700	$512	$452	$344	$297

Earnings, as defined:
Net income (a)	$436	$167	$491	$492	$379
Preferred security dividend requirements	67	52	26	26	25
Less undistributed income (loss) of equity method investments	(23)	20	74	56	3

	526	199	443	462	401

Add:
Income taxes	210	261	294	174	259
Amortization of capitalized interest on capital leases			2	2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred stock dividends of subsidiaries on a pre-tax basis)	600	419	405	307	257

Total earnings	$1,336	$879	$1,144	$945	$919

Ratio of earnings to fixed charges (b)	1.9	1.7	2.5	2.7	3.1

Ratio of earnings to combined fixed charges and preferred stock dividends (b) (c)	1.9	1.7	2.5	2.7	3.1

(a)	Net income excludes extraordinary item, minority interest and the cumulative effect of a change in accounting principle.
(b)	Ratio of earnings to fixed charges for years 2001 and prior were recalculated to give proper effect of preferred security dividends of subsidiaries on a pre-tax basis.
(c)	PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.